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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

BabyUniverse, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
056332109
(CUSIP Number)
John C. Textor
c/o BabyUniverse, Inc.
150 South U.S. Highway One, Suite 500
Jupiter, Florida, 33477
(561) 277-6400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	056332109	Page	2	of	8

1	NAMES OF REPORTING PERSONS: John C. Textor

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		2,070,525 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		–

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,070,525 (1)

WITH	10	SHARED DISPOSITIVE POWER:

–

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,070,525 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

36.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Consists of 253,601 shares owned directly by Mr. Textor, 28,460 shares owned by Wyndcrest BabyUniverse Holdings, LLC, 579,458 shares owned by Wyndcrest BabyUniverse Holdings II, LLC, and 1,209,006 shares owned by Wyndcrest BabyUniverse Holdings III, LLC. Mr. Textor holds sole investment and voting power over the shares held by the Wyndcrest entities.

CUSIP No.	056332109	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Wyndcrest BabyUniverse Holdings II, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		579,458

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		–

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		579,458

WITH	10	SHARED DISPOSITIVE POWER:

–

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

579,458

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00

CUSIP No.	056332109	Page	4	of	8

1	NAMES OF REPORTING PERSONS: Wyndcrest BabyUniverse Holdings III, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		1,209,006

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		–

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,209,006

WITH	10	SHARED DISPOSITIVE POWER:

–

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,209,006

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00

CUSIP No.	056332109	Page	5	of	8

Item 1. Security and Issuer
     This filing pertains to the Common Stock, $0.001 par value per share (“Common Stock”), of BabyUniverse, Inc., a Florida corporation (the “Company”). The principal executive offices of the Company are located at 150 South U.S. Highway One, Suite 500, Jupiter, Florida 33477. The percentage of shares of Common Stock reported owned by each person named herein is based upon 5,686,470 shares of Common Stock outstanding as of January 16, 2007, which is the total number of shares of Common Stock outstanding on that date as reported in the Company’s Amendment No. 1 to Form S-3, as filed with the Securities and Exchange Commission (the “Commission”) on January 18, 2007. The holdings reported herein are as of the close of business on February 13, 2007.
Item 2. Identity and Background
     The names of the filing persons are John C. Textor, Wyndcrest BabyUniverse Holdings II, LLC (“WBUH II”), and Wyndcrest BabyUniverse Holdings III, LLC (“WBUH III”) (collectively, the “Reporting Persons”). The business address for each of Mr. Textor, WBUH II, and WBUH III is 150 South U.S. Highway One, Suite 500, Jupiter, Florida 33477.
     Mr. Textor’s primary occupation is serving as the Chief Executive Officer and Chairman of the Board of Directors of the Company. In addition, Mr. Textor serves as the President of Wyndcrest Holdings, LLC, which is the managing member of WBUH II and WBUH III. Wyndcrest Holdings, LLC, a limited liability company organized under the laws of the state of Florida, is a private holding company focused on technology-related opportunities in entertainment, telecommunications and the Internet. The primary business address for Wyndcrest Holdings, LLC is 150 South U.S. Highway One, Suite 500, Jupiter, Florida 33477. The principal business of each of WBUH II and WBUH III is to hold shares of the Common Stock.
     None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him or it being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years.
     None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
     Mr. Textor is a citizen of the United States of America. WBUH II and WBUH III are limited liability companies organized under the laws of the state of Florida.
Item 3. Source and Amount of Funds or Other Consideration
     On September 22, 2006, WBUH II and WBUH III purchased an aggregate of 263,852 shares of Common Stock (the “WBUH Shares”) in a private placement previously reported by the Company in a Current Report on Form 8-K filed with the Commission on September 28, 2006 (the “WBUH Purchases”), with WBUH II purchasing 83,470 of such shares and WBUH III purchasing 180,382 of such shares. On December 8, 2006 and December 15, 2006, John C. Textor purchased an aggregate of 7,205 shares of Common Stock for an aggregate purchase price of $50,077 (the “Textor Purchases”), 3,505 of which shares were acquired in a private transaction, and the balance in open market transactions. The approximately $2,000,000 purchase price for the WBUH Shares was funded by a loan extended by Lydian Private Bank (the “Bank”) to WBUH II and WBUH III in the aggregate principal amount of $2,500,000 (the “WBUH Loan”). The WBUH Loan is the subject of an unconditional guaranty of repayment executed by Mr. Textor in favor of the Bank. The WBUH Shares serve as collateral security for the WBUH Loan. The WBUH Shares also serve as collateral security for the $2,000,000 loan extended by the Bank to the Company on December 29, 2006 that was reported in a Current Report on Form 8-K filed by the Company with the Commission on January 5, 2007 (the “Company Loan”). The Textor Purchases were paid for by Mr. Textor out of his personal funds.
Item 4. Purpose of Transaction
     The purpose of the WBUH Purchases and of the Textor Purchases, and of all other purchases of the Common Stock by the Reporting Persons effected since the joint filing by the Reporting

CUSIP No.	056332109	Page	6	of	8

Persons of a Schedule 13G on March 16, 2006 (consisting in aggregate of 12,000 shares of the Common Stock purchased by Mr. Textor for an aggregate consideration of $90,410), was for investment only, and no such purchase was made for the purpose of acquiring control of the Company.
     The Company has previously announced publicly that its Board of Directors, of which Mr. Textor is Chairman, is engaged in a process of exploring strategic alternatives to enhance the Company’s shareholder value, including, but not limited to, the acquisition by the Company of a substantial private company, the acquisition by the Company of a complementary public company or a potential sale of the Company (the “Board’s Strategic Alternative Review”). Other than as an incident to and subsumed within the Board’s Strategic Alternative Review, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate individual plans or proposals with respect to the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) John C. Textor may be deemed to beneficially own 2,070,525 shares of Common Stock, constituting 36.4% of the shares of Common Stock outstanding, of which 579,458, or 10.2% of the shares outstanding, are directly owned by WBUH II, and 1,209,006, or 21.3% of the shares outstanding, are directly owned by WBUH III.
     (b) Mr. Textor has the sole power to vote and dispose or to direct the vote and disposition of 2,070,525 shares of Common Stock, constituting 36.4% of the shares of Common Stock outstanding, of which 579,458, or 10.2% of the shares outstanding, are directly owned by WBUH II, and 1,209,006, or 21.3% of the shares outstanding, are directly owned by WBUH III.
     (c) On December 15, 2006, Mr. Textor acquired in open market transactions 3,700 shares of Common Stock at a price per share of $6.78. No other transaction in the Common Stock was effected by any Reporting Person during the past sixty days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     As described in Item 3, WBUH II and WBUH III are parties to the WBUH Loan with the Bank and, in that connection, have entered into a loan agreement and security and pledge agreement pursuant to which the Bank was granted a security interest in the WBUH Shares, and in substantially all of the other shares of Common Stock owned by WBUH II and WBUH III (together with the WBUH Shares, the “Collateral Shares”), securing the obligations of WBUH II and WBUH III under the WBUH Loan; in addition, each of WBUH II and WBUH III has entered into a security and pledge agreement with the Bank pursuant to which the Bank has been granted a security interest in the Collateral Shares, securing the obligations of the Company under the Company Loan. Each of these security and pledge agreements contains events of default customary for the underlying loan arrangement. Pursuant to the terms of each of these security and pledge agreements, WBUH II, WBUH III and John C. Textor have the right to voluntarily deposit thereunder additional collateral in favor of the Bank, in the form of cash, additional shares of Common Stock owned by them and such other property as is reasonably acceptable to the Bank. The WBUH Shares are subject to a registration rights agreement among the Company, WBUH II and WBUH III, and are covered by a Registration Statement on Form S-3 declared effective by the Commission on January 24, 2007. Except as set forth in the forepart of this Item 6, none of the Reporting Persons is a party to any

CUSIP No.	056332109	Page	7	of	8

contract, arrangement, understanding or relationship with respect to any securities of the Company, including, but not limited to, transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit	Name
Exhibit A	Joint Filing Agreement, dated as of February 13, 2007, by and among the Reporting Persons
Exhibit B	Loan Agreement among Lydian Private Bank, Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC, dated as of September 22, 2006
Exhibit C	Promissory Note of Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC in favor of Lydian Private Bank, dated September 22, 2006
Exhibit D	Security and Pledge Agreement among Lydian Private Bank, Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC, dated as of September 22, 2006
Exhibit E	Security and Pledge Agreement among Lydian Private Bank, Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC, dated as of December 29, 2006
Exhibit F	Registration Rights Agreement among BabyUniverse, Inc., Wyndcrest BabyUniverse Holdings II, LLC and Wyndcrest BabyUniverse Holdings III, LLC, dated as of September 22, 2006 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by BabyUniverse, Inc. on September 28, 2006)

CUSIP No.	056332109	Page	8	of	8

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2007

/s/ John C. Textor
JOHN C. TEXTOR

WYNDCREST BABYUNIVERSE HOLDINGS II, LLC
By:	/s/ John C. Textor
John C. Textor,
President of Managing Member

WYNDCREST BABYUNIVERSE HOLDINGS III, LLC
By:	/s/ John C. Textor
John C. Textor,
President of Managing Member

EXHIBIT A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Agreement as an Exhibit to this Statement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated: February 13, 2007

/s/ John C. Textor
JOHN C. TEXTOR

WYNDCREST BABYUNIVERSE HOLDINGS II, LLC
By:	/s/ John C. Textor
John C. Textor,
President of Managing Member

WYNDCREST BABYUNIVERSE HOLDINGS III, LLC
By:	/s/ John C. Textor
John C. Textor,
President of Managing Member

Exhibit B
LOAN AGREEMENT
     THIS LOAN AGREEMENT dated as of September 22, 2006, between Wyndcrest Baby Universe Holdings, II, LLC, a Florida limited liability company and Wyndcrest BabyUniverse Holdings, III, LLC, a Florida limited liability company (collectively and individually, “Borrower”), and Lydian Private Bank (the “Lender”).
RECITALS:
     Lender has agreed to make a loan available to the Borrower under the terms set forth in this Agreement,
     NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth on the part of the parties hereto to be performed, the parties hereto agree as follows:
1. DEFINITIONS AND ACCOUNTING TERMS
     A. Certain Defined Terms. As used in this Agreement, unless the context shall otherwise require, the following terms shall have the respective meanings set forth in this section (such meanings to be equally applicable to both the singular and plural forms of the terms defined):
          i. “Additional Stock” – the common stock in BabyUniverse to be purchased by Wyndcrest II and Wyndcrest III, to be described on the Annex to the Security Agreement.
          ii. “Agreement” — this Loan Agreement and any amendments or supplements thereto.
          iii. “BabyUniverse” – BabyUniverse, Inc., a Florida corporation.
          iv. “Closing” — the date the Loan Documents are executed by Borrower and delivered to the Lender.
          v. “Debt Service Agreement” – that certain Debt Service Reserve and Pledge Agreement of even date herewith executed by Borrower.
          vi. “Event of Default” — as defined in Section 6.A. hereof.
          vii. “Existing Stock” – collectively, 475,988 shares of common stock of BabyUniverse owned by Wyndcrest II and 1,028,624 shares of common stock of BabyUniverse owned by Wyndcrest III, as described on Annex to the Security Agreement.
          viii. “GAAP” — generally accepted accounting principles in the United States.

          ix. “Guarantor” – John C. Textor.
          x. “Guaranty” – the unconditional guaranty of repayment executed by the Guarantor in connection with the Loan.
          xi. “Lender” – Lydian Private Bank.
          xii. “Loan” – the loan made by Lender to Borrower in accordance with this Agreement, in the original principal balance of $2,500,000.00.
          xiii. “Loan Documents” — this Agreement, the Note, the Security Agreement, the Debt Service Agreement and the other instruments and documents delivered in connection therewith.
          xiv. “Registered” – means that the Registration Statement covering the corporate equity shares in question has been declared or ordered effective by the Securities and Exchange Commission and such effectiveness is continuing and has not been canceled, revoked or terminated.
          xv. “Registered Additional Stock” – such of the Additional Stock as has been Registered.
          xvi. “Registration Statement” – means a registration statement on Form S-3 of the Company under the Securities Act of 1933, as amended, that names the Borrowers, and each of them, as selling shareholders.
          xvii. “Security Agreement” – that certain Security and Pledge Agreement dated of even date herewith executed by Borrower.
          xviii. “Note” – that certain promissory note bearing even date herewith executed and delivered by Borrower to Lender which evidences the Loan.
          xix. “Wyndcrest II” – Wyndcrest Baby Universe Holdings, II, LLC, a Florida limited liability company.
          xx. “Wyndcrest III” – Wyndcrest BabyUniverse Holdings, III, LLC, a Florida limited liability company.
     B. Financial Terms. All accounting and financial terms not otherwise defined herein shall be defined under GAAP.
2. TERM LOAN; USE OF PROCEEDS
     A. Amount and Term of the Term Loan. Subject to the terms and conditions of the Note and as hereinafter set forth, Lender shall lend to the Borrower and the Borrower shall borrow from Lender the principal sum of Two Million Five Hundred Thousand Dollars ($2,500,000.00). The Loan will be evidenced by the Note executed by Borrower and delivered to Lender concurrent with the execution hereof. The

Security Agreement and the Debt Service Agreement will secure repayment of the Note. The Loan shall mature on the earlier to occur of September 21, 2007, or on demand, all as more fully set forth in the Note.
     B. Interest. The Note shall bear interest on the entire unpaid principal amount from time to time outstanding as set forth in the Note.
     C. Use of Proceeds. Borrower will use the proceeds of the Loan solely to: (i) acquire the Additional Stock provided the advance under the Note for this purpose will not exceed Two Million Dollars ($2,000,000.00), (ii) pay closing costs in connection with the Closing, and (iii) establish a debt service reserve as provided in Section 3.B. hereof.
     D. Loan Fee. In consideration of Lender’s agreement to make the Loan, Borrower has paid to Lender a commitment fee in the amount of Twelve Thousand Five Hundred Dollars ($12,500.00).
3. COLLATERAL; DEBT SERVICE RESERVE
     A. Collateral. Repayment of the Note and all the obligations set forth in the Loan Documents is and shall be secured by: (i) a perfected first security interest in the Existing Stock and the Additional Stock, as more fully set forth in the Security Agreement and (ii) a pledge of, and a perfected security interest in all monies now or hereafter deposited in the Debt Service Reserve Account, as more fully set forth in the Debt Service Agreement.
     B. Debt Service Reserve. At or after Closing, Lender will advance under the Note up to Five Hundred Thousand Dollars ($500,000.00) into the Debt Service Reserve Account, less all loan closing costs incurred by Borrower including, but not limited to, the Loan Fee. The funds held from time to time in the Debt Service Reserve Account shall be used by Lender to make payments of interest and/or principal as they come due under the Note, all as more fully set forth in the Debt Service Agreement.
4. REPRESENTATIONS AND WARRANTIES OF BORROWER
     A. Representation and Warranties by the Borrower. In order to induce Lender to enter into this Agreement and to make the Loan to Borrower, Borrower represents and warrants to Lender that:
          i. Limited Liability Company Existence and Powers; Ownership. Each Borrower is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Florida. Each Borrower has full power and authority to own its assets and to conduct its business as now conducted. Each Borrower has complied with all filing, permit, license and other requirements of federal, state and local laws necessary to permit them to continue to do business in respect to all applicable jurisdictions and as now conducted.
          ii. Authority. Each Borrower has all requisite power and authority to execute and deliver and to perform its obligations hereunder and to borrow from Lender hereunder. The execution, delivery and performance by each Borrower of this Agreement and the other Loan Documents: (a) has been duly authorized by all necessary company action; (b) will not violate any provision of law or governmental regulation, will not violate any order, decree, writ, injunction, determination, award or judgment of any court, arbitrator or governmental body, or will not violate Borrower’s Operating Agreement; and (c) will not conflict with any of the terms or provisions of, or result in a breach of, or constitute a default under, or result in the creation or imposition of any lien, charge, security interest or encumbrance upon any assets of such Borrower pursuant to any mortgage, indenture, contract, lease, loan or credit agreement, or other agreement or instrument to which such Borrower is a party or by which its assets are bound. This Agreement constitutes, and the other Loan Documents when executed and delivered by Borrower will constitute, legal, valid and binding obligations of each Borrower enforceable against each Borrower in accordance with its respective terms.
          iii. No Consents. No consent of any other party and no consent, or authorization of, or registration, filing or declaration with, any court or governmental body, authority, bureau, agency or instrumentality, or any specifically granted exemption from any of the foregoing, is or will be necessary to or for the valid execution, delivery or performance by each Borrower of the Loan Documents.
          iv. Litigation. Except as disclosed in writing by Borrower to Lender, there are no actions, suits, or proceedings pending, or to the knowledge of either Borrower, threatened against or affecting such party or its assets, in any court or before any arbitrator of any kind or before any governmental agency or instrumentality, which, if adversely determined would: (a) significantly impair the ability of such party to carry on its businesses substantially as now conducted; or (b) have a material adverse effect on the financial condition of the party.
          v. Title to Property. Borrower has good title to the Existing Stock, and will acquire good title to the Additional Stock, free and clear of all liens, security interests or other encumbrances. Borrower will warrant and defend its title to the Existing Stock and the Additional Stock against the claims and demands of all persons.
          vi. No Default. No Borrower is in default with respect to any law, statute, judgment, writ, injunction, decree, rule or regulation of any court or governmental agency, or instrumentality, which could have a material adverse effect upon its financial condition or properties or its ability to carry on its business substantially as now conducted.
          vii. Burdensome Agreements. No Borrower is a party to any agreement which may reasonably be expected to have an adverse effect on its business, assets, operations or conditions, financial or otherwise, or on its ability to carry out its obligations under the Loan Documents.
          viii. Taxes. Each Borrower has filed all tax returns which are required to be filed and has paid all taxes shown to be due and payable on said returns or on any assessment received by such parties to the extent that such taxes and assessments have become due and payable.
          ix. Accuracy of Statements; No Material Adverse Changes. No information, exhibit or report furnished by either Borrower to Lender in connection with the negotiation of this Agreement contains any material misstatement of fact or omits to state any fact necessary to make the statements contained therein not misleading. All financial statements previously delivered to Lender have been prepared in accordance with GAAP and fairly present each Borrower’s financial condition as of the date thereof. No material adverse change has occurred in the financial condition of any Borrower from the condition disclosed in its financial statements delivered to Lender, or in its operations.
5. COVENANTS OF THE BORROWER AND GUARANTOR
     A. Affirmative Covenants Other Than Reporting Requirements. So long as any portion of the Loan shall remain unpaid, Borrower will, unless Lender shall otherwise consent in writing:
          i. Payment, etc. Pay the Loan and promptly perform its obligations and pay and discharge all taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits, or upon any of its assets, prior to the date on which penalties attach thereto, and pay all lawful claims which, if unpaid, might become liens or charges upon any of its assets, provided that Borrower shall not be required to pay any such tax, assessment, charge, levy or claim during the period when such is being contested in good faith and by proper proceedings, and adequate reserves for the accrual of any of the same are maintained.
          ii. Existence. Preserve and maintain the legal existence, rights, franchises and privileges of Borrower, in the jurisdiction of its organization and any other jurisdictions in which it is qualified to do business.
          iii. Compliance. Comply with the requirements of all applicable laws, rules, regulations, ordinances, and orders of any governmental authority, noncompliance with which would reasonably be expected to materially and adversely affect the business or credit of Borrower.
          iv. Books and Records. Keep records and books of account in form reasonably acceptable to Lender reflecting all financial transactions of each Borrower.
          v. Notification of Claims. Promptly notify Lender of the commencement of any action, suit, claim, counterclaim or proceeding against or investigation of any Borrower (a) the result of which could materially adversely affect the business, operations or financial condition of such Borrower, or (b) which questions the validity of this Agreement or any other Loan Document or any action taken or to be taken pursuant to any of the foregoing.

          vi. Notification of Default, etc. Promptly notify Lender in writing of: (a) any material assessment by any taxing authority for unpaid taxes as soon as Borrower has knowledge thereof; or (b) any default by either Borrower in the performance of, or any modifications of, any of the terms or conditions contained in any agreement, note, mortgage, indenture, or instrument to which such Borrower is a party or which is binding upon it, which would materially and adversely affect the operations, business or financial condition of such Borrower.
          vii. Maintenance of Licenses. Maintain and keep in effect licensing, know-how and similar agreements necessary in the proper conduct of the business of Borrower.
          viii. Further Assurances. Upon the reasonable request of Lender, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further instruments, acts, deeds, and assurances as may be reasonably required by Lender for the purpose of carrying out the provisions and intent of this Agreement, including without limitation satisfying or otherwise removing any liens or other encumbrances on any of its assets, including, but not limited to, the Existing Stock and the Additional Stock.
          ix. Payment of Documentary Stamp and Intangible Taxes. If Lender is ever required to pay documentary stamp or intangible taxes in connection with the Loan, Borrower will, upon ten (10) days written demand from Lender, pay all such documentary stamp or intangible taxes and hold Lender harmless from all liabilities, claims, costs and expenses in connection therewith.
          x. Transfer of Assets. Neither Borrower nor the Guarantor shall transfer any asset to a third party or trust except in an arms length transaction for reasonably equivalent value without the express written consent of Lender. Notwithstanding the foregoing, prior to the date the Loan is paid in full, the Guarantor may transfer assets with an aggregate value not to exceed One Hundred Thousand Dollars ($100,000.00) in a transfer or series of transfers which are not arms length or are not for reasonably equivalent value.
     B. Reporting Requirements. So long as any portion of the Note shall remain unpaid, Borrower will furnish to Lender:
          i. as soon as possible after receipt by Borrower of actual notice, the statement of the Borrower setting forth the details of any action, event or condition including actions, suits or proceedings before any court or governmental agency, domestic or foreign, of any nature of which either Borrower has knowledge, and any uninsured or partially uninsured loss through fire, theft, liability or property damage in excess of Ten Thousand Dollars ($10,000.00), which may reasonably be expected to have a material adverse effect upon the business, assets or financial condition of either Borrower and the action which such Borrower proposes to take with respect thereto;

          ii. within ten (10) days of filing same, but in no event later than each October 15, copies of the federal income tax returns (including all schedules thereto) filed by each Borrower and Guarantor;
          iii. within thirty (30) days of Lender’s written request, annual financial statements and liquidity statements covering Guarantor, in reasonable detail, fairly presenting the financial condition and liquidity of Guarantor, provided, at no time will personal financial statements and liquidity statements on file with Lender be older than one (1) year; and
          iv. such other information respecting the business, assets or the conditions or operations, financial or otherwise, of Borrower or Guarantor as Lender may from time to time reasonably request to determine whether an Event of Default has occurred.
6. EVENTS OF DEFAULT
     A. Events of Default. The occurrence or existence of any one or more of the following events are referred to herein individually as an “Event of Default” and collectively as “Events of Default:”
          i. failure to pay or perform any obligation, liability or indebtedness of either Borrower to Lender, or to any affiliate of Lender, whether under the Note, this Agreement, any other Loan Document or any other agreement, note or instrument now or hereafter existing, as and when due (whether upon demand, at maturity or by acceleration);
          ii. failure to pay or perform any obligation, liability or indebtedness of any Borrower to some other third party if such failure is not cured after written notice from Lender, by such Borrower within ten (10) days from the day in which such obligation, liability or indebtedness became due (whether upon demand, at maturity or by acceleration);
          iii. if a judgment or decree shall be entered against any Borrower for dissolution or liquidation, or should any Borrower voluntarily or involuntarily terminate or dissolve or be terminated or dissolved;
          iv. insolvency of, business failure of, the appointment of a custodian, trustee, liquidator or receiver for, or for any of the property of, or an assignment for the benefit of creditors by, or the filing of a petition under bankruptcy, insolvency or debtors’ relief law or for any adjustment of indebtedness, composition or extension by or against any Borrower or Guarantor;
          v. the outstanding principal balance of the Note shall be more than forty-five percent (45%) of the aggregate value of the Existing Stock, the Registered Additional Stock and the then existing balance of the Debt Service Account (as determined by Lender);

          vi. should any representation or warranty made by any Borrower or any Guarantor in any of the Loan Documents or otherwise given to the Lender is, or was, materially untrue or materially misleading;
          vii. failure of any Borrower or Guarantor to timely deliver such financial statements and other statements of condition or information as Lender shall reasonably request from time to time or shall otherwise be required to be delivered hereunder and such failure continues for thirty (30) days after written notice from Lender;
          viii. if any Borrower or Guarantor fails to perform any of the terms, covenants, conditions or provisions contained in this Agreement or in any of the other Loan Documents and such failure continues for ten (10) days after written notice from Lender;
          ix. if Borrower violates any of the terms, covenants, conditions or provisions contained in the Security Agreement or in the Debt Service Agreement;
          x. seizure or forfeiture of, or the issuance of any writ of possession, garnishment or attachment, or any turnover order for any property of any Borrower or Guarantor which is not dismissed or stayed as to enforcement within thirty (30) days of its occurrence;
          xi. determination by Lender that a material adverse change has occurred in the financial condition of any Borrower or Guarantor;
          xii. if the Security Agreement or the Debt Service Agreement shall be or become invalid;
          xiii. the death of Guarantor; and
          xiv. If Guarantor shall fail to timely and completely perform all of the covenants imposed upon him by his Guaranty or otherwise defaults under his Guaranty.
     B. Remedies Upon Default. In the event of the occurrence of any Event of Default, Lender shall, at its sole discretion, be entitled to any and all of the rights, remedies and procedures provided by law and by the various Loan Documents including without limitation, the right to accelerate and demand immediate repayment of all monies due under the Note and to sell the Existing Stock and the Additional Stock to satisfy the monetary obligations of Borrower under the Loan Documents. All of said rights and remedies from whatever source shall be cumulative and not alternative or exclusive. In addition, upon the occurrence of any Event of Default, Lender may declare any and all indebtedness, liabilities and obligations of Borrower (and either of them) to Lender, or to any affiliate of Lender, to be immediately due and payable and Lender, or its affiliate, may pursue any remedies available to it under the documents which evidence and secure such indebtedness, obligations and liabilities.

7. MISCELLANEOUS
     A. No Waiver. No failure or delay on the part of Lender, or any other holder of the Note, in exercising any right, power or remedy hereunder or under any of the Loan Documents, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder or under any of the Loan Documents.
     B. Lien; Set-off By Lender. Borrower hereby grants to Lender a continuing lien for all indebtedness and other liabilities of either Borrower to Lender upon any and all monies, securities, and other property of either Borrower and the proceeds thereof, now or hereafter held, or received by or in transit to, Lender from or for either Borrower whether for safekeeping, custody, pledge, transmission, collection or otherwise, and also upon any and all deposits (general or special) and credits of either Borrower and any and all claims of either Borrower against Lender, at any time existing. Upon the occurrence of any Event of Default, Lender is hereby authorized at any time and from time to time, without notice to Borrower to set off, appropriate, and apply any or all items hereinabove referred to against all indebtedness or other liabilities of either Borrower to Lender, whether under this Agreement, the Note, any of the other Loan Documents or otherwise, and whether now existing or hereafter arising.
     C. Intent Not to Commit Usury. Notwithstanding any provision herein, in the Note or any of the other Loan Documents, the total liability for payments in the nature of interest shall not exceed the limits imposed by the usury laws of Florida. In the event of acceleration of the Note, the total charges for interest and in the nature of interest shall not exceed the maximum amount allowed by law as calculated under the Florida usury statutes, and any excess portion of such charges that may have been prepaid shall be refunded or credited to Borrower at the time of acceleration or prepayment. Such crediting may be made by application of the amounts involved against the principal sums then due hereunder, but such crediting shall not cure or waive any default occasioning acceleration.
     D. Waivers. Borrower waives presentment, demand, protest, notice of default, nonpayment, partial payments and all other notices and formalities relating to this Agreement other than notices specifically required hereunder. Borrower consents to and waives notice of the granting of indulgences or extensions of time of payment, the taking or releasing of security, the addition or release of persons primarily or secondarily liable on or with respect to liabilities of Borrower to Lender, all in such manner and at such time or times as Lender may deem advisable. No act or omission of Lender shall in any way impair or affect any of the indebtedness or liabilities of Borrower to Lender or rights of Lender in any security. No delay by Lender to exercise any right, power or remedy hereunder or under any of the other Loan Documents and no indulgence given to either Borrower in case of any default shall impair any such right, power or remedy or be construed as having created a course of dealing or performance contrary to the specific provisions of this Agreement or as a waiver of any default by such parties or any acquiescence therein or as a violation of any of the terms or provisions of this Agreement. No course of dealing between Borrower and Lender shall operate as a waiver of any of Lender’s rights.
     E. Amendments, Etc. No amendment, modification, termination, or waiver of any provision of this Agreement or of any of the other Loan Documents, nor consent to any departure by Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by Lender and Borrower. No notice to or demand on Borrower in any case shall entitle such parties to any other or further notice or demand in similar or other circumstances.
     F. Addresses for Notices, Etc. All notices, requests, demands, directions and other communications provided for hereunder and under the Loan Documents shall be in writing and mailed, sent by special delivery service (i.e., Federal Express) or delivered to the applicable party at the addresses indicated below.
     If to Borrower:
Wyndcrest Holdings, LLC
Attn: John C. Textor
150 South U.S. Highway One, Suite 500
Jupiter, Florida 33477
     with a copy to:
Brad Eavenson, Esq.
Bradley B. Eavenson, P.L.
100 Village Square Crossing, Suite 207
Palm Beach Gardens, Florida 33410
     If to Lender:
Lydian Private Bank
180 Royal Palm Way
Palm Beach, Florida 33480
Attn: Debbie Vasilopoulos
or, as to each party, at such other address as shall be designated by such party in a written notice to each other party complying as to delivery with the terms of this paragraph. All such notices mailed or telegraphed, shall be effective upon receipt by the addressee when deposited in the mails (postage prepaid) return receipt requested, upon receipt by the addressee when delivered or on the next business day following delivery to a special delivery service.
     G. Costs, Expenses and Taxes. Upon the occurrence of an Event of Default, Borrower agrees to pay on demand all reasonable costs and expenses of Lender in connection with the Event of Default including but not limited to the reasonable attorneys’ fees, including appellate attorneys’ fees, and out-of-pocket expenses of legal counsel, independent public accountants and outside experts retained by Lender in connection with such default, and all costs and expenses, including all attorneys’ fees if any, in connection with the enforcement of this Agreement, the Note, and the other Loan Documents.
     H. Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which counterparts of this Agreement when taken together shall constitute but one and the same instrument.
     I. Binding Effect, Assignment. This Agreement shall become effective when it shall have been executed by Borrower and Lender, and thereafter shall be binding upon and inure to the benefit of Borrower and Lender and their respective successors and assigns, except that Borrower shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of Lender.
     J. Governing Law. This Agreement and the other Loan Documents shall be governed by, and construed in accordance with, the laws of the State of Florida, without regard to the choice of law provisions thereof.
     K. Severability of Provisions. Any provision of this Agreement or of any of the other Loan Documents which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.
     L. Headings. Article and paragraph headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.
     M. Integration; Entire Agreement. This Agreement, the Note and the other Loan Documents are intended by the parties hereto and thereto to be an integrated contract, which together contain the entire understandings of the parties with respect to the subject matter contained herein and therein. There are no restrictions, warranties, representations, covenants or undertakings other than those expressly set forth herein and therein. This Agreement, the Note and the other Loan Documents supersede all prior agreements and understandings between the parties with respect to such subject matter.
     N. Venue and Jurisdiction. Borrower and Lender irrevocably consent and submit to the nonexclusive jurisdiction of the State of Florida and the United States District Court for the Southern District of Florida and waive any objection based on venue or forum non conveniens with respect to any action instituted therein arising under this Agreement or any of the Loan Documents or in any way connected with, or related to, the dealings of the parties hereto in respect to this Agreement or any of the other Loan Documents or the transactions related hereto or thereto. Venue for any action or proceeding brought against Borrower by Lender shall lie in Palm Beach County, Florida.
     O. Indemnification. Borrower shall indemnify and hold the Lender, its directors, agents, employees and counsel (collectively, the “Indemnified Parties”), harmless from and against any and all losses, claims, damages, liabilities, costs or expenses imposed on, incurred by or asserted against Borrower in connection with any litigation, investigation, claim or proceeding commenced or threatened related to the negotiation, preparation, execution, delivery, enforcement, performance or administration of this Agreement, any of the other Loan Documents, or any undertaking or proceeding related to any of the transactions contemplated hereby or any act, omission, event or transaction related or attendant thereto, including, without limitation, amounts paid in settlement, court costs, and the fees and expenses of counsel. Notwithstanding the foregoing, Borrower shall not be obligated to indemnify and hold the Indemnified Parties harmless from and against any and all losses, claims, damages, liabilities, costs or expenses incurred in connection with the grossly negligent, reckless or willful breach of this Agreement or any of the other Loan Documents by any of the Indemnified Parties.
     P. JURY TRIAL WAIVER. BORROWER AND LENDER HEREBY WAIVE ANY AND ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING, COUNTERCLAIM OR SUBSEQUENT PROCEEDING, BROUGHT BY BORROWER OR LENDER WITH RESPECT TO ANY OBLIGATION CREATED UNDER THIS AGREEMENT, THE NOTE OR ANY OF THE OTHER LOAN DOCUMENTS AGAINST ANY OR ALL OF THE OTHERS ON ANY MATTERS WHATSOEVER ARISING OUT OF, OR IN ANY WAY RELATED TO THIS AGREEMENT, THE NOTE, THE COLLATERAL OR ANY OF THE OTHER LOAN DOCUMENTS.
     Q. Joint and Several Liability. The obligations imposed on Borrower under the Note, the Loan Documents and this Agreement shall be joint and several as to each Borrower. Lender agrees that it will not modify the Loan Documents or the terms thereof in any respect without first obtaining the written consent of Guarantor.

     IN WITNESS WHEREOF, the parties hereto have caused this Loan Agreement to be executed by their respective officers thereunto duly authorized, or on their own behalf, individually, on the date first above written.

“BORROWER”

Wyndcrest Baby Universe Holdings, II, LLC, a Florida limited liability company

By:	Wyndcrest Holdings, LLC,
a Florida limited liability
company, its manager

By:	Textor Ventures, Inc.,
a Florida corporation,
its manager

By:
Name:	John C. Textor
Its:	President

Wyndcrest BabyUniverse Holdings, III, LLC, a Florida limited liability company

By:	Wyndcrest Holdings, LLC,
a Florida limited liability
company, its manager

By:	Textor Ventures, Inc.,
a Florida corporation,
its manager

By:
Name:	John C. Textor
Its:	President

“GUARANTOR”

John C. Textor

[SIGNATURE PAGE TO LOAN AGREEMENT CONTINUED]

“LENDER”

Lydian Private Bank

By:
Print Name:

Its:

Exhibit C
PROMISSORY NOTE

$2,500,000.00	Palm Beach County, Florida
September 22, 2006
FOR VALUE RECEIVED, Wyndcrest Baby Universe Holdings, II, LLC, a Florida limited liability company and Wyndcrest BabyUniverse Holdings, III, LLC, a Florida limited liability company (the "Borrower”), promise to pay to the order of Lydian Private Bank (the “Lender,” which term shall also include any subsequent holder of this Note), the principal sum of Two Million Five Hundred Thousand Dollars ($2,500,000.00) (the “Loan”), with interest until paid as set forth in this Note.
     1. Interest.
     This Note shall bear interest a floating rate of interest equal to the base rate on corporate loans posted by at least seventy-five percent (75%) of the nation’s largest banks known as the “Wall Street Journal Prime”, as such rate shall change from time to time. If the Wall Street Journal Prime is no longer available, then the interest rate due under this Note shall be based on a comparable index and spread as may be determined by Bank at its sole discretion. Maker acknowledges that the interest rate shall change as the Wall Street Journal Prime changes from time to time. Interest shall be calculated on a 360-day year and paid for the actual number of days elapsed for any whole or partial month in which interest is being calculated. Notwithstanding anything to the contrary herein, as of the date of this Note, Borrower has not delivered to Lender fully executed copies of the operating agreements covering each Borrower (the “Operating Agreements”). Borrower covenants to deliver fully executed copies of the Operating Agreements to Lender within thirty (30) days of the date of this Note. If Borrower fails to deliver to Lender the fully-executed Operating Agreements within said thirty (30) day period, then this Note shall accrue interest at a floating rate of interest equal to the Wall Street Journal Prime plus five hundred (500) basis points starting on the date which is thirty-one (31) days after the date of this Note and ending on the date Lender receives fully-executed copies of the Operating Agreements. The rate of interest to be charged from time to time, pursuant to this paragraph is hereinafter called the “Interest Rate”.
     2. Repayment.
          (a) Commencing October 21, 2006, and on the same day of each month thereafter, interest on the outstanding principal balance of this Note shall be due and payable. All remaining unpaid principal together with interest accrued thereon shall be due and payable on the earlier of: (i) September 21, 2007, or (ii) upon demand for payment by Lender it being agreed that Lender may demand payment at any time, at its discretion, whether or not Borrower is in default of this Note.

          (b) The principal balance of this Note may be prepaid, in whole or in part, at any time by Borrower provided, however, that any partial prepayment of principal shall be applied to the last principal payments coming due under the Note.
     3. Late Charges. If any installment of interest or principal or any other payment due under this Note is not paid within ten (10) days after the date that the installment or payment is due, Borrower promises to pay Lender a “late charge” equal to the greater of Ten Dollars ($10.00) or 5% of the past due monthly payment required by this Note.
     4. Default Rate. In the event Borrower shall fail to make any one or more payments on account of interest, principal, charges, or premiums within five (5) days after the date the same shall become due and payable, as provided herein, Borrower shall pay to Lender interest on any overdue payment of principal, interest, charges and premiums at the highest rate allowed by applicable law (the “Default Rate”), from the date the same shall become due and payable until the date paid. Following an Event of Default hereunder, the term “Interest Rate” as used in this Note shall be deemed to be the Default Rate until such time as such Event of Default is cured, at which point the “Interest Rate” will no longer be deemed the Default Rate.
     5. Security for Note. This Note is secured by, inter alia, a Security and Pledge Agreement (the “Security Agreement”) and a Debt Service Reserve and Pledge Agreement (the “Debt Service Agreement”) both executed by Borrower and both of even date herewith.
     6. Acceleration; Remedies. Upon the failure of Borrower to make any payment of principal or interest when due hereunder, or to timely perform any other obligation due hereunder, or upon the occurrence of an Event of Default, as that term may be defined in the Loan Agreement (the “Loan Agreement”) of even date herewith executed by Borrower and Lender (each such default is hereinafter called an “Event of Default”), the unpaid principal with interest and all other sums shall at the option of Lender become immediately due and payable. Failure to exercise this option shall not constitute a waiver of the right to exercise this option in the event of any subsequent default. In addition to the right to accelerate all principal or interest due hereunder, upon the occurrence of an Event of Default, Lender is authorized at any time, at its option, without notice or demand, to setoff and charge against any deposit accounts of either Borrower or any other party liable for payment hereunder (as well as any money, instruments, securities, documents, chattel paper, credits, claims, demands, income and any other property, rights or interest of either Borrower or any other party liable for payment hereunder), which at any time shall come into possession or custody or under the control of the Lender or any of its agents, affiliates or correspondents, any and all obligations due hereunder. Lender shall also have all rights and remedies available under the Loan Agreement, the Security Agreement, the Debt Service Agreement and all other documents which secure repayment hereof, available at law or in equity. Notwithstanding anything to the contrary herein, all such Events of Default hereunder shall be governed by the notice and cure periods, if any, set forth in the Loan Agreement.

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     7. Payment of Costs. In the event this Note is turned over to an attorney at law for collection after the occurrence of an Event of Default, in addition to the principal, interest, late charges, and/or premiums due hereunder, Lender shall be entitled to collect all costs of collection including but not limited to reasonable attorneys’ fees, incurred in connection with protection of or realization of collateral or in connection with any of Lender’s collection efforts, whether or not suit on this Note or any foreclosure proceeding is filed, and all such costs and expenses shall be payable on demand and shall also be secured by the Security Agreement and the Debt Service Agreement.
     8. Waiver. As to this Note, the Loan Agreement, the Security Agreement, the Debt Service Agreement, and any other documents or instruments evidencing or securing the indebtedness (the “Loan Documents”), each Borrower and all guarantors, if any, severally waive all applicable exemption rights, whether under any state constitution, homestead laws or otherwise, and also severally waive valuation and appraisement presentment, protest and demand, notice of protest, demand and dishonor and nonpayment of this Note, and expressly agree that the maturity of this Note, or any payment under this Note, may be extended from time to time without in any way affecting the liability of Borrower and all guarantors.
     9. Waiver of Jury Trial. BORROWER AND LENDER WAIVE ALL RIGHTS TO TRIAL BY JURY OF ANY SUITS, CLAIMS, COUNTERCLAIMS, AND ACTIONS OF ANY KIND ARISING UNDER OR RELATING TO THIS NOTE. BORROWER AND LENDER ACKNOWLEDGE THAT THIS IS A WAIVER OF A LEGAL RIGHT AND REPRESENT TO ONE ANOTHER THAT THIS WAIVER IS MADE KNOWINGLY AND VOLUNTARILY. BORROWER AND LENDER AGREE THAT ALL SUCH SUITS, CLAIMS, COUNTERCLAIMS, AND ACTIONS SHALL BE TRIED BEFORE A JUDGE OF A COURT OF COMPETENT JURISDICTION, WITHOUT A JURY.
     10. Usury Limitations. It is the intention of the parties to conform strictly to applicable usury laws from time to time in force, and all agreements between Borrower and Lender, whether now existing or hereafter arising and whether oral or written, are hereby expressly limited so that in no contingency or event whatsoever, whether by acceleration of maturity hereof or otherwise, shall the amount paid or agreed to be paid to Lender, or collected by Lender, for the use, forbearance or detention of the money to be loaned hereunder or otherwise, exceed the maximum amount permissible under applicable usury laws. If under any circumstances whatsoever fulfillment of any provision hereof or any other Loan Documents, at the time performance of such provision shall be due, shall involve an amount or any portion thereof in excess of the limit of validity prescribed by law, then ipso facto, the payment to be made or the amount to be delivered to be fulfilled shall be reduced to the limit of such validity; and if under any circumstances Lender shall ever receive an amount deemed interest, by applicable law, which would exceed the highest lawful rate, such amount that would be excessive interest under applicable usury laws shall be applied to the reduction of the principal amount owing hereunder and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal and other indebtedness, the excess shall be deemed to have been a payment made by mistake and shall be refunded to Borrower or to any other person making such payment on Borrower’s

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behalf. All sums paid or agreed to be paid to Lender for the use, forbearance or detention of the indebtedness of Borrower evidenced hereby, outstanding from time to time shall, to the extent permitted by applicable law, be amortized, pro-rated, allocated and spread from the date of disbursement of the proceeds of this Note until payment in full of such indebtedness so that the actual rate of interest on account of such indebtedness is uniform through the term hereof. The terms and provisions of this paragraph shall control and supersede every other provision of all agreements between Lender and Borrower and any endorser or guarantor of this Note.
     11. Severability. In case any provision (or any part of any provision) contained in this Note shall for any reason be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision (or remaining part of the affected provision) of this Note, but this Note shall be construed as if such invalid, illegal, or unenforceable provision (or part thereof) had never been contained herein but only to the extent it is invalid, illegal, or unenforceable.
     12. Governing Law. Borrower hereby acknowledges, consents and agrees (i) that the provisions of this Note and the rights of all parties mentioned herein shall be governed by the laws of the State of Florida and interpreted and construed in accordance with such laws (excluding the conflict of laws for the State of Florida) and (ii) that venue for any proceeding instituted to enforce this Note shall lie in Palm Beach County, Florida, and any objections to such jurisdiction or venue are hereby waived.
     13. No Waiver by Lender. No failure on the part of Lender to exercise any right or remedy hereunder, whether before or after the happening of a default shall constitute a waiver thereof, and no waiver of any past default shall constitute a waiver of any future default or of any other default. No failure to accelerate the debt evidenced hereby by reason of default hereunder, or acceptance of a past due installment, or indulgence granted from time to time shall be construed to be a waiver of the right to insist upon prompt payment thereafter or to impose late charges retroactively or prospectively, or shall be deemed to be a novation of this Note or as a reinstatement of the debt evidenced hereby or as a waiver of such right or acceleration or any other right, or be construed so as to preclude the exercise of any right that Lender may have, whether by the laws of the State of Florida, by agreement, or otherwise. This Note may not be changed orally, but only by an agreement in writing signed by the party against whom such agreement is sought to be enforced.
     14. No Offsets. No indebtedness evidenced by this Note shall be deemed to have been offset or shall be offset or compensated by all or part of any claim, cause of action, counterclaim or cross-claim, whether liquidated or unliquidated, which Borrower may have or claim to have against Lender now or hereafter. Furthermore, in respect to the present indebtedness of, or any future indebtedness incurred by, Borrower to Lender, Borrower waives, to the fullest extent permitted by law, the benefits of any applicable law, regulation or procedure that substantially provides that, if (i) cross-demands for money have existed between persons at any point in time and (ii) neither demand was barred by the applicable statute of limitations and (iii) an action is thereafter commenced by one such person, then the other may assert in his answer the

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defense of payment in that the two demands are compensated so far as they equal each other, notwithstanding that an independent action asserting the claim would at the time of filing the answer be barred by the applicable statute of limitations.
     15. Loss, Theft, Destruction or Mutilation of Note. In the event of the loss, theft or destruction of this Note, upon Lender’s written request, accompanied by an indemnification and/or security reasonably satisfactory to Borrower, or in the event of the mutilation of this Note, upon Lender’s surrender to the Borrower of the mutilated Note, Borrower shall execute and deliver to such party or Lender, as the case may be, a new promissory note in form and content identical to this Note in lieu of the lost, stolen, destroyed or mutilated Note.
     16. Relationship of Parties. THE RELATIONSHIP BETWEEN BORROWER AND LENDER IS, AND AT ALL TIMES SHALL REMAIN, SOLELY THAT OF DEBTOR AND CREDITOR, AND SHALL NOT BE, OR BE CONSTRUED TO BE, A JOINT VENTURE, EQUITY VENTURE, PARTNERSHIP OR OTHER RELATIONSHIP OF ANY NATURE.
     17. Unconditional Payment. If any payment received by Lender hereunder shall be deemed by a court of competent jurisdiction to have been a voidable preference or fraudulent conveyance under any bankruptcy, insolvency or other debtor relief law, then the obligation to make such payment shall survive any cancellation or satisfaction of this Note or return thereof to Borrower and shall not be discharged or satisfied with any prior payment thereof or cancellation of this Note, but shall remain a valid and binding obligation enforceable in accordance with the terms and provisions hereof, and such payment shall be immediately due and payable upon demand. No release of any security for this Note or any party liable for payment of this Note shall release or affect the liability of Borrower or any other party who may become liable for payment of all or any part of the indebtedness evidenced by this Note. Lender may release any guarantor, surety or indemnitor of this Note from liability, in every instance without the consent of Borrower hereunder and without waiving any rights which Lender may have hereunder or under any of the other Loan Documents or under applicable law or in equity.
     18. Ambiguity and Construction of Certain Terms. Neither this Note nor any uncertainty or ambiguity herein shall be construed or resolved against Lender by virtue of the fact that such document has originated with Lender as drafter. Borrower acknowledges that it has reviewed this Note and has had the opportunity to consult with counsel on same. This Note, therefore, shall be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of the parties hereto. All personal pronouns used herein, whether used in the masculine, feminine or neuter gender, shall be deemed to include all other genders; the singular shall include the plural and vice versa. Titles of articles and sections are for convenience only and in no way define, limit, amplify or describe the scope or intent of any provisions hereof. “Herein,” “hereof” and “hereunder” and other words of similar import refer to this Note as a whole and not to any particular section, paragraph or other subdivision; “Section” refers to the entire section and not to any particular subsection,

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paragraph of other subdivision. Reference to days for performance shall mean calendar days unless Business Days are expressly indicated.
     19. Joint and Several Liability. If Borrower consists of more than one (1) person, corporation or other entity, the obligations and liabilities of such persons, corporations or other entities under this Note, under the Loan Agreement, the Security Agreement, the Debt Service Agreement, and under the other Loan Documents shall be joint and several, and the word “Borrower” shall mean all or some or any of them.
     20. Time of the Essence. Time is of the essence to each and every provision of this Note.
     21. Loan Agreement. The advance under this Note is and shall be subject to the terms and conditions of the Loan Agreement.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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     IN WITNESS WHEREOF, Borrower has caused this Note to be executed and delivered on its behalf under seal on the date first written above.

Wyndcrest Baby Universe Holdings, II, LLC, a Florida limited liability company

By:	Wyndcrest Holdings, LLC,
a Florida limited liability
company, its manager

By:	Textor Ventures., Inc.,
a Florida corporation,
its manager

By:
Name:	John C. Textor
Its:	President

Wyndcrest BabyUniverse Holdings, III, LLC, a Florida limited liability company

By:	Wyndcrest Holdings, LLC,
a Florida limited liability
company, its manager

By:	Textor Ventures., Inc.,
a Florida corporation,
its manager

By:
Name:	John C. Textor
Its:	President

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Exhibit D
SECURITY AND PLEDGE AGREEMENT
     AGREEMENT dated as of September 22, 2006 between Wyndcrest Baby Universe Holdings, II, LLC, a Florida limited liability company (“Wyndcrest II”), Wyndcrest BabyUniverse Holdings, III, LLC, a Florida limited liability company (“Wyndcrest III”) (collectively called, the “Pledgor”), and Lydian Private Bank (the “Pledgee”).
WITNESSETH:
     WHEREAS, the Pledgor is obligated and indebted to the Pledgee in the principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000.00) pursuant to and as provided in a certain Loan Agreement between the Pledgor and the Pledgee dated September 22, 2006 (the “Indebtedness Agreement”) and a certain Promissory Note dated September 22, 2006 made and delivered by the Pledgor to the Pledgee in such principal amount (the “Note”); and
     WHEREAS, in order to induce the Pledgee to enter into the Indebtedness Agreement, the Pledgor is entering into this Pledge Agreement to provide collateral security for its obligations under the Note and the Indebtedness Agreement;
     NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein, the parties hereto agree as follows:
Section 1. Pledge.
     To secure the due and punctual payment and performance of the Liabilities (hereinafter defined), each Pledgor hereby pledges, hypothecates, assigns, transfers, sets over and delivers unto the Pledgee, and hereby grants to the Pledgee a security interest in the following:
     (a) the shares of stock listed in the Annex hereto (herein collectively called the “Pledged Securities”) and the certificates representing or evidencing the Pledged Securities, and all cash, securities, interest, dividends, rights and other property at any time and from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Securities;
     (b) all other property hereafter delivered to the Pledgee in substitution for or in addition to any of the foregoing, all certificates and instruments representing or evidencing such other property and all cash, securities, interest, dividends, rights and other property at any time and from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all thereof; and
     (c) all proceeds of all of the foregoing (all such Pledged Securities, additional shares, certificates, instruments, cash, securities, interest, dividends, rights and other property being herein collectively called the “Collateral”);

     TO HAVE AND TO HOLD the Collateral, together with all rights, titles, interests, privileges and preferences appertaining or incidental thereto, unto the Pledgee, its successors and assigns, forever, subject, however, to the terms, covenants and conditions hereafter set forth.
     The term “Liabilities,” as used herein, shall mean all obligations and liabilities of each Pledgor to the Pledgee, howsoever created, arising or evidenced, whether direct or indirect, primary or secondary, absolute or contingent, joint or several, or now or hereafter existing, or due or to become due, under and in connection with (i) the Note, (ii) any promissory note taken in extension, renewal, exchange or substitution of or for the Note, (iii) the Indebtedness Agreement, and (iv) this Agreement. Each Pledgor waives notice of the existence or creation of all or any of the Liabilities.
Section 2. Representations and Warranties.
     Each Pledgor represents and warrants as follows:
     (a) Each Pledgor owns all of the Pledged Securities indicated on the Annex hereto as owned by such Pledgor, free and clear of any liens, encumbrance, charge or security interest of any nature whatsoever, other than the security interest granted hereunder.
     (b) All shares of stock included in the Pledged Securities are duly authorized and validly issued, fully paid, non-assessable and subject to no options to purchase or similar rights of any person or entity. Each Pledgor is not and will not become a party to or otherwise bound by any agreement, other than this Pledge Agreement, which restricts in any manner the rights of any present or future holder of any of the Pledged Securities with respect thereto.
     (c) This Pledge Agreement has been duly authorized, executed and delivered by each Pledgor and constitutes a valid and binding obligation of each Pledgor. Upon delivery of the Pledged Securities to the Pledgee hereunder, the Pledgee will have valid and perfected security interests in the Collateral subject to no prior lien. No registration, recordation or filing with any governmental body, agency or official is required in connection with the execution or delivery of this Pledge Agreement, or necessary for the validity or enforceability hereof or for the perfection of the security interests granted herein. The execution, delivery, performance and enforcement of this Pledge Agreement do not and will not contravene, or constitute a default under, any provision of applicable law or regulation or of the certificate of incorporation or by-laws of the Pledgor or Baby Universe, Inc., a Florida corporation (the “Company”) or any person controlling the Pledgor or of any agreement, judgment, injunction, order, decree or other instrument binding upon the Pledgor or any person controlling either Pledgor or result in the creation or imposition of any lien (other than the security interests granted herein) upon any asset of either Pledgor or any of their respective subsidiaries.

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Section 3. Delivery of Pledged Securities.
     All Pledged Securities delivered to the Pledgee by the Pledgor pursuant hereto shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, with signatures appropriately guaranteed, and accompanied in each case by any required transfer tax stamps, all in form and substance reasonably satisfactory to the Pledgee.
Section 4. Filing; Further Assurances.
     Each Pledgor will, at its expense and in such manner and form as the Pledgee may reasonably require, execute, deliver, file and record any financing statement, specific assignment or other paper and take any other action that may reasonably be necessary or desirable, or that the Pledgee may reasonably request, in order to create, preserve, perfect or validate any security interest or to enable the Pledgee to exercise and enforce its rights hereunder with respect to any of the Collateral. To the extent permitted by applicable law, each Pledgor hereby authorizes the Pledgee to execute and file, in the name of each Pledgor or otherwise, Uniform Commercial Code financing statements which the Pledgee in its sole discretion may deem necessary or appropriate to further perfect the security interest granted herein.
Section 5. Record Ownership of Pledged Securities.
     The Pledgee may at any time or from time to time, if in its sole discretion exercised in good faith it shall conclude that a Default (as that term is defined in Section 9 hereof) shall have occurred and be continuing, cause any or all of the Pledged Securities to be transferred of record into the name of the Pledgee or its nominee. Each Pledgor will promptly give to the Pledgee copies of any notices or other communication received by it with respect to Pledged Securities registered in the name of the Pledgor and the Pledgee will promptly give to the Pledgor copies of any notices and communications received by the Pledgee with respect to Pledged Securities registered in the name of the Pledgee or its nominee.
Section 6. Right to Receive Distributions on Collateral.
     The Pledgee shall have the right to receive and to retain as Collateral hereunder all dividends, interest and other payments and distributions made upon or with respect to the Collateral, and each Pledgor shall take all such action as the Pledgee may deem reasonably necessary or appropriate to give effect to such right. All such dividends, interest and other payments and distributions (except as aforesaid) which are received by any Pledgor shall be received in trust for the benefit of the Pledgee, and, if the Pledgee so directs, shall be segregated from other funds of such Pledgor and shall, forthwith upon demand by the Pledgee, be held in trust by Pledgee as Collateral in the same form as received (with any necessary endorsement).

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Section 7. Right to Vote Pledged Securities.
     Unless a Default shall have occurred and be continuing, each Pledgor shall have the right, from time to time, to vote and to give consents, ratifications and waivers with respect to the Pledged Securities, and the Pledgee shall, upon receiving a written request from a Pledgor accompanied by a certificate signed by its principal financial officer stating that no Default has occurred and is continuing, deliver to such Pledgor or as specified in such request such proxies, powers of attorney, consents, ratifications and waivers in respect of any Pledged Securities which is registered in the Pledgee’s name as shall be specified in such request and be in form and substance reasonably satisfactory to the Pledgee.
     If a Default shall have occurred and be continuing, the Pledgee shall have the right to the extent permitted by law, and each Pledgor shall take all such action as may be necessary or appropriate to give effect to such right, to vote and to give consents, ratifications and waivers, and take any other action with respect to all the Pledged Securities with the same force and effect as if the Pledgee were the absolute and sole owner thereof
Section 8. General Authority.
     Each Pledgor hereby irrevocably appoints the Pledgee its true and lawful attorney, with full power of substitution, for the sole use and benefit of the Pledgee, but at both Pledgor’s expense, to the extent permitted by law to exercise, at any time and from time to time while Default has occurred and is continuing, all or any of the following powers with respect to all or any of the Collateral:
     (a) to demand, sue for, collect, receive and give acquittance for any and all monies due or to become due upon or by virtue thereof,
     (b) to settle, compromise, compound, prosecute or defend any action or proceeding with respect thereto, and
     (c) to sell, transfer, assign or otherwise deal in or with the same or the proceeds or avails thereof, as fully and effectually as if the Pledgee were the absolute owner thereof;
provided that the Pledgee shall give the Pledgor not less than ten days’ prior written notice of the time and place of a sale or other intended disposition of any of the Collateral.
Section 9. Default.
     (a) The occurrence of any of the following shall constitute a “Default” hereunder: nonpayment, when due, whether by acceleration or otherwise, of any amount payable on any of the Liabilities; any representation or warranty of the Pledgor contained herein or given pursuant hereto shall be untrue in any material respect; the Pledgor shall fail to perform any covenant or agreement contained herein; or an Event of Default (as that term is defined in the Indebtedness

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Agreement) shall occur. Pledgor acknowledges and confirms that 6.A.V of the Loan Agreement provides that Pledgor will be in Default if the outstanding principal balance of the Note exceeds forty-five percent (45%) of the aggregate value of the the Additional Stock (as that term is defined in Section 1.A.i. of the Indebtedness Agreement) from and after the date the Additional Stock is Registered (as that term is defined below) and the Existing Stock (as that term is defined in Section 1.A.viii. of the Indebtedness Agreement) and the then existing balance of the Debt Service Reserve Account (as such term is defined in the Loan Agreement), as determined by Pledgee. Pledgor further acknowledges and confirms that the Loan Agreement and this Agreement permit Pledgee to sell some or all of the Pledged Securities upon the occurrence of a Default including, without limitation, a Default specified in Section 6.A.V. of the Loan Agreement. The term “Registered” shall mean covered by a Registration Statement (as defined below), which Registration Statement has been declared or ordered effective by the Securities and Exchange Commission and such effectiveness is continuing and has not been canceled, revoked or terminated. The term “Registration Statement” means a registration statement on Form S-3 of the Company under the Securities Act of 1933, as amended, that names the Pledgors, and each of them, as selling shareholders.
     (b) Upon the occurrence of a Default (including, without limitation, a default as set forth in Section 6.A.V. of the Loan Agreement), (i) the Pledgee may exercise from time to time any rights and remedies available to it under the Uniform Commercial Code as in effect from time to time in Florida or otherwise available to it, including, but not limited to, sale, assignment, or other disposal of the Pledged Securities in exchange for cash or credit, and (ii) the Pledgee may, without demand or notice of any kind, appropriate and apply toward the payment of such of the Liabilities, and in such order of application, as the Pledgee may from time to time elect, any balances, credits, deposits, accounts or moneys of either Pledgor. If any notification of intended disposition of any of the Collateral is required by law, such notification, if mailed, shall be deemed reasonably and properly given if mailed at least five (5) days before such disposition, postage prepaid, addressed to the Pledgor, either at the address of the Pledgor shown below, or at any other address of the Pledgor appearing on the records of the Pledgee. Any proceeds of any disposition of Collateral shall be applied as provided in Section 10 hereof. All rights and remedies of the Pledgee expressed hereunder are in addition to all other rights and remedies possessed by it, including those under any other agreement or instrument relating to any of the Liabilities or security therefor. No delay on the part of the Pledgee in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by the Pledgee of any right or remedy shall preclude other or further exercise thereof or the exercise of any other right or remedy. No action of the Pledgee permitted hereunder shall impair or affect the rights of the Pledgee in and to the Collateral.

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     (c) Each Pledgor agrees that in any sale of any of the Collateral whenever a Default hereunder shall have occurred and be continuing, the Pledgee is hereby authorized to comply with any limitation or restriction in connection with such sale as it may be advised by counsel is necessary in order to avoid any violation of applicable law (including, without limitation, compliance with such procedures as may restrict the number of prospective bidders and purchasers, require that such prospective bidders and purchasers have certain qualifications, and restrict such prospective bidders and purchasers to persons who will represent and agree that they are purchasing for their own account for investment and not with a view to the distribution or resale of such Collateral), or in order to obtain any required approval of the sale or of the purchaser by any governmental regulatory authority or official, and each Pledgor further agrees that such compliance shall not result in such sale being considered or deemed not to have been made in a commercially reasonable manner, nor shall the Pledgee be liable nor accountable to either Pledgor for any discount allowed by the reason of the fact that such Collateral is sold in compliance with any such limitation or restriction. Notwithstanding anything to the contrary herein, the Pledgor shall have the grace periods (if any) provided for in the Loan Agreement to cure any defaults.
Section 10. Application of Proceeds.
     The proceeds of any sale of, or other realization upon, all or any part of the Collateral shall be applied by the Bank in the following order of priorities:
     first, to payment of the expenses of such sale or other realization, including reasonable compensation to the Pledgee and its agents and counsel, and all expenses, liabilities and advances incurred or made by the Pledgee in connection therewith, and any other unreimbursed expenses for which the Pledgee is to be reimbursed pursuant to Section 12;
     second, to payment in full of the Liabilities; and
     finally, to payment to the Pledgor, or its successors or assigns, or as a court of competent jurisdiction may direct, of any surplus then remaining from such proceeds.
Section 11. Expenses.
     The Pledgor will forthwith upon demand pay to the Pledgee:
     (a) the amount of any taxes which the Pledgee may have been required to pay by reason of the security interest granted herein (including any applicable transfer taxes) or to free any of the Collateral from any lien thereon, and
     (b) the amount of any and all reasonable out-of-pocket expenses, including the reasonable fees and disbursements of counsel, which the Pledgee may incur in connection with (w) the administration of this Pledge Agreement, (x)

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the collection, sale or other disposition of any of the Collateral, (y) the exercise by the Pledgee of any of the rights conferred upon it hereunder or (z) any default on the part of either Pledgor hereunder.
Section 12. Termination; Release of Collateral.
     Upon the repayment in full of all Liabilities and all obligations of the Pledgor hereunder, this Agreement shall terminate and all rights to the Collateral shall revert to the Pledgor as their respective interests may appear. Upon any such termination, the Pledgee will, at the Pledgor’s expense, execute and deliver to the Pledgor such documents as the Pledgor shall reasonably request to evidence such termination or the release of such Collateral.
Section 13. Notices.
     All notices, communications and distributions hereunder shall be given or made as to the Pledgor or the Pledgee, to it at its address or telefax number set forth on the signature pages hereof, or at such other address as the addressee may hereafter specify. All notices, requests and other communications shall be in writing when delivered at the address specified in this Section. A copy of any notice to Pledgor shall also be delivered to Bradley B. Eavenson, Esq., 100 Village Square Crossing, Suite 207, Palm Beach Gardens, Florida 33410.
Section 14. Pledgee.
     The Pledgor agrees with the Pledgee as follows:
     (a) The Pledgee is authorized to take all such action as is provided to be taken by it hereunder and all other action reasonably incidental thereto. As to any matters not expressly provided for herein, the Pledgee shall act or refrain from acting in accordance with its discretion.
     (b) Neither the Pledgee nor any of its directors, officers, attorneys, agents or employees shall be liable for any action taken or omitted to be taken by it, or by them on its behalf, under this Pledge Agreement or in respect of any of the Collateral or otherwise in connection with any of the foregoing, except for its or their own gross negligence or willful misconduct.
     (c) In connection with its duties under this Pledge Agreement, the Pledgee shall be entitled to rely on any paper or document believed by it to be genuine and correct and, in respect of legal matters, upon the opinion of legal counsel selected by it; and any action taken or omitted in good faith by the Pledgee in accordance with the opinion of such counsel shall be full justification and protection to it.
     (d) The Pledgee shall not be responsible for the genuineness, validity, or effectiveness of any of the Collateral nor shall it be liable because of any invalidity of the security provisions hereof, whether arising from law or by reason of any action or omission to act on its part, nor shall the Pledgee be bound to

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ascertain or inquire as to the performance or observance of any of the terms of this Pledge Agreement by the Pledgor.
     (e) The Pledgee may employ agents and attorneys-in-fact and shall not be answerable, except as to money or securities received by it or its authorized agents, for the default or misconduct of any such agents or attorneys-in-fact selected in good faith.
Section 15. Waivers, Non-Exclusive Remedies.
     No failure on the part of the Pledgee to exercise, and no delay in exercising and no course of dealing with respect to, any right under this Pledge Agreement shall operate as a waiver thereof; nor shall any single or partial exercise by the Pledgee of any right under this Pledge Agreement preclude any other or further exercise thereof or the exercise of any other right. The rights in this Pledge Agreement are cumulative and are not exclusive of any other remedies provided by law.
Section 16. Successors and Assigns.
     This Pledge Agreement is for the benefit of the Pledgee and successors and assigns, and in the event of an assignment of all or any of the Liabilities, the rights hereunder, to the extent applicable to the indebtedness so assigned, may be transferred with such indebtedness. This Pledge Agreement shall be binding on each Pledgor and their respective successors and assigns.
Section 17. Changes in Writing.
     Neither this Pledge Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by a statement in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.
Section 18. Florida Law.
     This Pledge Agreement has been made and delivered at Palm Beach County, Florida, and shall be construed in accordance with and governed by the internal laws of the State of Florida, except as otherwise required by mandatory provisions of law and except to the extent that remedies provided by the laws of any jurisdiction other than Florida are governed by the laws of such jurisdiction. Venue for any proceeding brought hereunder shall lie in Palm Beach County, Florida.
Section 19. Severability.
     If any provision hereof is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (i) the other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in favor of the Pledgor in order to carry out the intentions of the parties hereto as nearly as may be possible; and (ii) the invalidity or unenforceability of any provision hereof in any

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jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction.
Section 20. Joint and Several.
     Wyndcrest II and Wyndcrest III shall be jointly and severally liable for all obligations and liabilities arising under this Pledge Agreement.
Section 21. Costs, Expenses and Taxes.
     Upon the occurrence of Default, Pledgor agrees to pay on demand, all reasonable costs and expenses of Pledgee in connection with the Default including but not limited to reasonable attorneys’ fees, including appellate attorneys’ fees, and out-of-pocket expenses of legal counsel, independent public accounts and outside experts retained by Pledgee in connection with such Default, and all costs and expenses, including all attorneys’ fees, if any, in connection with the enforcement of this Pledge Agreement.
Section 22. Waiver of Jury Trial.
     Each Pledgor and Pledgee hereby waive any and all rights to a trial by jury in any action, proceeding, counterclaim or subsequent proceeding, brought by either Pledgor or Pledgee with respect to any obligation created under this Pledge Agreement, the Note, the Indebtedness Agreement, or any other Loan Documents against any or all of the others on any matters whatsoever arising out of, or in any way related to this Pledge Agreement, the Note, the Indebtedness Agreement or any of the other Loan Documents.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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     IN WITNESS WHEREOF, the undersigned have executed this Security and Pledge Agreement as of the date first written above.

Wyndcrest Baby Universe Holdings, II, LLC, a Florida limited liability company

By:	Wyndcrest Holdings, LLC,
a Florida limited liability
company, its manager

By:	Textor Ventures, Inc.,
a Florida corporation,
its manager

By:

Name:	John C. Textor
Its:	President

Wyndcrest BabyUniverse Holdings, III, LLC, a Florida limited liability company

By:	Wyndcrest Holdings, LLC,
a Florida limited liability
company, its manager

By:	Textor Ventures, Inc.,
a Florida corporation,
its manager

By:

Name:	John C. Textor
Its:	President

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[SIGNATURES TO SECURITY AND PLEDGE AGREEMENT CONTINUED]

Lydian Private Bank

By:
Name:
Its:

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ANNEX TO STOCK PLEDGE AGREEMENT
Identification of the Pledged Securities
Stock Owned by Wyndcrest II

Name of Issuer	Class	Certificate Number	Number of Shares
BabyUniverse, Inc.	Common	BU 0023	475,988

BabyUniverse, Inc.	Common	BU95	83,470
Stock Owned by Wyndcrest III

Name of Issuer	Class	Certificate Number	Number of Shares
BabyUniverse, Inc.	Common	BU 0025	1,028,624

BabyUniverse, Inc.	Common	BU96	180,382

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Exhibit E
SECURITY AND PLEDGE AGREEMENT
     THIS SECURITY AND PLEDGE AGREEMENT (this “Pledge Agreement”) dated as of December 29, 2006 between Wyndcrest Baby Universe Holdings II, LLC, a Florida limited liability company (“Wyndcrest II”), Wyndcrest BabyUniverse Holdings III, LLC, a Florida limited liability company (“Wyndcrest III”) (collectively called, the “Pledgor”), and Lydian Private Bank (the “Pledgee”).
WITNESSETH:
     WHEREAS, Pledgee has made a loan to BabyUniverse, Inc., a Florida corporation (the “Borrower”), in the original principal amount of Two Million Dollars ($2,000,000.00) pursuant to and as provided in a certain Loan Agreement between the Borrower and the Pledgee dated December 29, 2006 (the “Indebtedness Agreement”) and a certain Promissory Note dated December 29, 2006 made and delivered by the Borrower to the Pledgee in such principal amount (the “Note”); and
     WHEREAS, in order to induce the Pledgee to enter into the Indebtedness Agreement, the Pledgor (and John Textor, individually) has executed and delivered to Pledgee an Unconditional Guaranty of Repayment (the “Guaranty”) and Pledgor is entering into this Pledge Agreement to provide collateral security for its obligations under the Guaranty and to secure all of the Borrower’s obligations now or hereafter existing under the Note and the Indebtedness Agreement;
     NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein, the parties hereto agree as follows:
Section 1. Pledge.
     To secure the due and punctual payment and performance of the Liabilities (hereinafter defined), each Pledgor hereby pledges, hypothecates, assigns, transfers, sets over and delivers unto the Pledgee, and hereby grants to the Pledgee a security interest in, the following:
     (a) the shares of stock listed in the Annex hereto (herein collectively called the “Pledged Securities”) and the certificates representing or evidencing the Pledged Securities, and all cash, securities, interest, dividends, rights and other property at any time and from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Securities;
     (b) all other property hereafter delivered to the Pledgee in substitution for or in addition to any of the foregoing, all certificates and instruments representing or evidencing such other property and all cash, securities, interest, dividends, rights and other property at any time and from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all thereof; and

     (c) all proceeds of all of the foregoing (all such Pledged Securities, additional shares, certificates, instruments, cash, securities, interest, dividends, rights and other property being herein collectively called the “Collateral”);
     TO HAVE AND TO HOLD the Collateral, together with all rights, titles, interests, privileges and preferences appertaining or incidental thereto, unto the Pledgee, its successors and assigns, forever, subject, however, to the terms, covenants and conditions hereafter set forth.
     The term “Liabilities,” as used herein, shall mean all obligations and liabilities of each Pledgor to the Pledgee, howsoever created, arising or evidenced, whether direct or indirect, primary or secondary, absolute or contingent, joint or several, or now or hereafter existing, or due or to become due, under and in connection with the Guaranty, and all of the obligations and liabilities of Borrower, now or hereafter existing, or due or to become due, under and in connection with (i) the Note, (ii) any promissory note taken in extension, renewal, exchange or substitution of or for the Note, and (iii) the Indebtedness Agreement. Each Pledgor waives notice of the existence or creation of all or any of the Liabilities.
Section 2. Representations and Warranties.
     Each Pledgor represents and warrants as follows:
     (a) Each Pledgor owns all of the Pledged Securities indicated on the Annex hereto as owned by such Pledgor, free and clear of any liens, encumbrance, charge or security interest of any nature whatsoever, other than the security interest granted hereunder or otherwise in favor of Pledgee.
     (b) All shares of stock included in the Pledged Securities are duly authorized and validly issued, fully paid, non-assessable and subject to no options to purchase or similar rights of any person or entity. Each Pledgor is not and will not become a party to or otherwise bound by any agreement, other than this Pledge Agreement or other agreement in favor of Pledgee, which restricts in any manner the rights of any present or future holder of any of the Pledged Securities with respect thereto.
     (c) This Pledge Agreement has been duly authorized, executed and delivered by each Pledgor and constitutes a valid and binding obligation of each Pledgor. The Pledgee has valid and perfected security interests in the Collateral subject to no prior lien. No registration, recordation or filing with any governmental body, agency or official is required in connection with the execution or delivery of this Pledge Agreement, or necessary for the validity or enforceability hereof or for the perfection of the security interests granted herein. The execution, delivery, performance and enforcement of this Pledge Agreement do not and will not contravene, or constitute a default under, any provision of applicable law or regulation or of the operating agreements, articles of

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incorporation or by-laws of the Pledgor or Borrower or any person controlling the Pledgor or of any agreement, judgment, injunction, order, decree or other instrument binding upon the Pledgor or any person controlling either Pledgor or result in the creation or imposition of any lien (other than the security interests granted herein) upon any asset of either Pledgor or any of their respective subsidiaries.
Section 3. Delivery of Pledged Securities.
     All Pledged Securities delivered to the Pledgee by the Pledgor pursuant hereto shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, with signatures appropriately guaranteed, and accompanied in each case by any required transfer tax stamps, all in form and substance reasonably satisfactory to the Pledgee.
Section 4. Filing; Further Assurances.
     Each Pledgor will, at its expense and in such manner and form as the Pledgee may reasonably require, execute, deliver, file and record any financing statement, specific assignment or other paper and take any other action that may reasonably be necessary or desirable, or that the Pledgee may reasonably request, in order to create, preserve, perfect or validate any security interest or to enable the Pledgee to exercise and enforce its rights hereunder with respect to any of the Collateral. To the extent permitted by applicable law, each Pledgor hereby authorizes the Pledgee to execute and file, in the name of each Pledgor or otherwise, Uniform Commercial Code financing statements which the Pledgee in its sole discretion may deem necessary or appropriate to further perfect the security interest granted herein.
Section 5. Record Ownership of Pledged Securities.
     The Pledgee may at any time or from time to time, if in its sole discretion exercised in good faith it shall conclude that a Default (as that term is defined in Section 9 hereof) shall have occurred and be continuing, cause any or all of the Pledged Securities to be transferred of record into the name of the Pledgee or its nominee. Each Pledgor will promptly give to the Pledgee copies of any notices or other communication received by it with respect to Pledged Securities registered in the name of the Pledgor and the Pledgee will promptly give to the Pledgor copies of any notices and communications received by the Pledgee with respect to Pledged Securities registered in the name of the Pledgee or its nominee.
Section 6. Right to Receive Distributions on Collateral.
     The Pledgee shall have the right to receive and to retain as Collateral hereunder all dividends, interest and other payments and distributions made upon or with respect to the Collateral, and each Pledgor shall take all such action as the Pledgee may deem reasonably necessary or appropriate to give effect to such right. All such dividends, interest and other payments and distributions (except as aforesaid) which are received by any Pledgor shall be received in trust for the benefit of the Pledgee, and, if the

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Pledgee so directs, shall be segregated from other funds of such Pledgor and shall, forthwith upon demand by the Pledgee, be held in trust by Pledgee as Collateral in the same form as received (with any necessary endorsement).
Section 7. Right to Vote Pledged Securities.
     Unless a Default shall have occurred and be continuing, each Pledgor shall have the right, from time to time, to vote and to give consents, ratifications and waivers with respect to the Pledged Securities, and the Pledgee shall, upon receiving a written request from a Pledgor accompanied by a certificate signed by its principal financial officer stating that no Default has occurred and is continuing, deliver to such Pledgor or as specified in such request such proxies, powers of attorney, consents, ratifications and waivers in respect of any Pledged Securities which are registered in the Pledgee’s name as shall be specified in such request and be in form and substance reasonably satisfactory to the Pledgee.
     If a Default shall have occurred and be continuing, the Pledgee shall have the right to the extent permitted by law, and each Pledgor shall take all such action as may be necessary or appropriate to give effect to such right, to vote and to give consents, ratifications and waivers, and take any other action with respect to all the Pledged Securities with the same force and effect as if the Pledgee were the absolute and sole owner thereof
Section 8. General Authority.
     Each Pledgor hereby irrevocably appoints the Pledgee its true and lawful attorney, with full power of substitution, for the sole use and benefit of the Pledgee, but at both Pledgor’s expense, to the extent permitted by law to exercise, at any time and from time to time while Default has occurred and is continuing, all or any of the following powers with respect to all or any of the Collateral:
     (a) to demand, sue for, collect, receive and give acquittance for any and all monies due or to become due upon or by virtue thereof,
     (b) to settle, compromise, compound, prosecute or defend any action or proceeding with respect thereto, and
     (c) to sell, transfer, assign or otherwise deal in or with the same or the proceeds or avails thereof, as fully and effectually as if the Pledgee were the absolute owner thereof;
provided that the Pledgee shall give the Pledgor not less than ten days’ prior written notice of the time and place of a sale or other intended disposition of any of the Collateral.
Section 9. Default.
     (a) The occurrence of any of the following shall constitute a “Default” hereunder: nonpayment, when due, whether by acceleration or otherwise, of any

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amount payable on any of the Liabilities; any representation or warranty of the Pledgor contained herein or given pursuant hereto shall be untrue in any material respect; the Pledgor shall fail to perform any covenant or agreement contained herein; or an Event of Default (as that term is defined in the Note or the Indebtedness Agreement) shall occur. Pledgor acknowledges and confirms that Section 6.A.v of the Indebtedness Agreement provides that Borrower will be in Default if the aggregate of the outstanding principal balances of the Note and the Wyndcrest Note (as defined below) exceeds forty-five percent (45%) of the aggregate value of: the Additional Stock (as that term is defined in Section 1.A.i. of the Indebtedness Agreement) from and after the date the Additional Stock is Registered (as that term is defined below), the Existing Stock (as that term is defined in Section 1.A.vii. of the Indebtedness Agreement), the then existing balance of the Debt Service Reserve Account (as such term is defined in Section 1.A.v. of the Indebtedness Agreement), and any cash, shares of Borrower common stock or other property (reasonably acceptable to Pledgee) of either Pledgor voluntarily deposited with Pledgee as additional collateral pursuant to Section 1.(b) of this Pledge Agreement, or of John Textor voluntarily deposited by him with Pledgee as additional security for the Guaranty (the value of all such assets to be determined by Pledgee using reasonable valuation methods). Pledgor further acknowledges and confirms that the Indebtedness Agreement and this Agreement permit Pledgee to sell some or all of the Pledged Securities upon the occurrence of a Default including, without limitation, a Default specified in Section 6.A.v. of the Indebtedness Agreement. The term “Registered” shall mean covered by a Registration Statement (as defined below), which Registration Statement has been declared or ordered effective by the Securities and Exchange Commission and such effectiveness is continuing and has not been canceled, revoked or terminated. The term “Registration Statement” means a registration statement on Form S-3 of the Company under the Securities Act of 1933, as amended, that names the Pledgors, and each of them, as selling shareholders. The term “Wyndcrest Note” shall mean that certain Promissory Note dated September 22, 2006, in the original principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000.00) executed by Pledgor in favor of Pledgee.
     (b) Upon the occurrence and continuation of a Default (including, without limitation, a default as set forth in Section 6.A.v. of the Indebtedness Agreement), (i) the Pledgee may exercise from time to time any rights and remedies available to it under the Uniform Commercial Code as in effect from time to time in Florida or otherwise available to it, including, but not limited to, sale, assignment, or other disposal of the Pledged Securities in exchange for cash or credit, and (ii) the Pledgee may, without demand or notice of any kind, appropriate and apply toward the payment of such of the Liabilities, and in such order of application, as the Pledgee may from time to time elect, any balances, credits, deposits, accounts or moneys of either Pledgor. If any notification of intended disposition of any of the Collateral is required by law, such notification, if mailed, shall be deemed reasonably and properly given if mailed at least five (5) days before such disposition, postage prepaid, addressed to the Pledgor, either

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at the address of the Pledgor shown below, or at any other address of the Pledgor appearing on the records of the Pledgee. Any proceeds of any disposition of Collateral shall be applied as provided in Section 10 hereof. All rights and remedies of the Pledgee expressed hereunder are in addition to all other rights and remedies possessed by it, including those under any other agreement or instrument relating to any of the Liabilities or security therefor. No delay on the part of the Pledgee in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by the Pledgee of any right or remedy shall preclude other or further exercise thereof or the exercise of any other right or remedy. No action of the Pledgee permitted hereunder shall impair or affect the rights of the Pledgee in and to the Collateral.
     (c) Each Pledgor agrees that in any sale of any of the Collateral whenever a Default hereunder shall have occurred and be continuing, the Pledgee is hereby authorized to comply with any limitation or restriction in connection with such sale as it may be advised by counsel is necessary in order to avoid any violation of applicable law (including, without limitation, compliance with such procedures as may restrict the number of prospective bidders and purchasers, require that such prospective bidders and purchasers have certain qualifications, and restrict such prospective bidders and purchasers to persons who will represent and agree that they are purchasing for their own account for investment and not with a view to the distribution or resale of such Collateral), or in order to obtain any required approval of the sale or of the purchaser by any governmental regulatory authority or official, and each Pledgor further agrees that such compliance shall not result in such sale being considered or deemed not to have been made in a commercially reasonable manner, nor shall the Pledgee be liable nor accountable to either Pledgor for any discount allowed by the reason of the fact that such Collateral is sold in compliance with any such limitation or restriction. Notwithstanding anything to the contrary herein, the Pledgor shall have the grace periods provided for in the Indebtedness Agreement to cure any defaults.
Section 10. Application of Proceeds.
     The proceeds of any sale of, or other realization upon, all or any part of the Collateral shall be applied by the Bank in the following order of priorities:
     first, to payment of the expenses of such sale or other realization, including reasonable compensation to the Pledgee and its agents and counsel, and all expenses, liabilities and advances incurred or made by the Pledgee in connection therewith, and any other unreimbursed expenses for which the Pledgee is to be reimbursed pursuant to Section 11;
     second, to payment in full of the Liabilities; and
     finally, to payment to the Pledgor, or its successors or assigns, or as a court of competent jurisdiction may direct, of any surplus then remaining from such proceeds.

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Section 11. Expenses.
     The Pledgor will forthwith upon demand pay to the Pledgee:
     (a) the amount of any taxes which the Pledgee may have been required to pay by reason of the security interest granted herein (including any applicable transfer taxes) or to free any of the Collateral from any lien thereon, and
     (b) the amount of any and all reasonable out-of-pocket expenses, including the reasonable fees and disbursements of counsel, which the Pledgee may incur in connection with (w) the administration of this Pledge Agreement, (x) the collection, sale or other disposition of any of the Collateral, (y) the exercise by the Pledgee of any of the rights conferred upon it hereunder or (z) any default on the part of either Pledgor hereunder.
Section 12. Termination; Release of Collateral.
     Upon the repayment in full of all Liabilities and all obligations of the Pledgor hereunder, this Agreement shall terminate and all rights to the Collateral shall revert to the Pledgor as their respective interests may appear. Upon any such termination, the Pledgee will, at the Pledgor’s expense, execute and deliver to the Pledgor such documents as the Pledgor shall reasonably request to evidence such termination or the release of such Collateral.
Section 13. Notices.
     All notices, communications and distributions hereunder shall be given or made as to the Pledgor or the Pledgee, to it at its address or telefax number set forth on the signature pages hereof, or at such other address as the addressee may hereafter specify. All notices, requests and other communications shall be in writing when delivered at the address specified in this Section. A copy of any notice to Pledgor shall also be delivered to D. Thomas Triggs, Esq., Sullivan & Triggs, LLP, 1230 Montana Avenue, Suite 201, Santa Monica, California 90403.
Section 14. Pledgee.
     The Pledgor agrees with the Pledgee as follows:
     (a) The Pledgee is authorized to take all such action as is provided to be taken by it hereunder and all other action reasonably incidental thereto. As to any matters not expressly provided for herein, the Pledgee shall act or refrain from acting in accordance with its discretion.
     (b) Neither the Pledgee nor any of its directors, officers, attorneys, agents or employees shall be liable for any action taken or omitted to be taken by it, or by them on its behalf, under this Pledge Agreement or in respect of any of the Collateral or otherwise in connection with any of the foregoing, except for its or their own gross negligence or willful misconduct.

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     (c) In connection with its duties under this Pledge Agreement, the Pledgee shall be entitled to rely on any paper or document believed by it to be genuine and correct and, in respect of legal matters, upon the opinion of legal counsel selected by it; and any action taken or omitted in good faith by the Pledgee in accordance with the opinion of such counsel shall be full justification and protection to it.
     (d) The Pledgee shall not be responsible for the genuineness, validity, or effectiveness of any of the Collateral nor shall it be liable because of any invalidity of the security provisions hereof, whether arising from law or by reason of any action or omission to act on its part, nor shall the Pledgee be bound to ascertain or inquire as to the performance or observance of any of the terms of this Pledge Agreement by the Pledgor.
     (e) The Pledgee may employ agents and attorneys-in-fact and shall not be answerable, except as to money or securities received by it or its authorized agents, for the default or misconduct of any such agents or attorneys-in-fact selected in good faith.
Section 15. Waivers, Non-Exclusive Remedies.
     No failure on the part of the Pledgee to exercise, and no delay in exercising and no course of dealing with respect to, any right under this Pledge Agreement shall operate as a waiver thereof; nor shall any single or partial exercise by the Pledgee of any right under this Pledge Agreement preclude any other or further exercise thereof or the exercise of any other right. The rights in this Pledge Agreement are cumulative and are not exclusive of any other remedies provided by law.
Section 16. Successors and Assigns.
     This Pledge Agreement is for the benefit of the Pledgee and successors and assigns, and in the event of an assignment of all or any of the Liabilities, the rights hereunder, to the extent applicable to the indebtedness so assigned, may be transferred with such indebtedness. This Pledge Agreement shall be binding on each Pledgor and their respective successors and assigns.
Section 17. Changes in Writing.
     Neither this Pledge Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by a statement in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.
Section 18. Florida Law.
     This Pledge Agreement has been made and delivered at Palm Beach County, Florida, and shall be construed in accordance with and governed by the internal laws of the State of Florida, except as otherwise required by mandatory provisions of law and except to the extent that remedies provided by the laws of any jurisdiction other than

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Florida are governed by the laws of such jurisdiction. Venue for any proceeding brought hereunder shall lie in Palm Beach County, Florida.
Section 19. Severability.
     If any provision hereof is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (i) the other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in favor of the Pledgor in order to carry out the intentions of the parties hereto as nearly as may be possible; and (ii) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction.
Section 20. Joint and Several.
     Wyndcrest II and Wyndcrest III shall be jointly and severally liable for all obligations and liabilities arising under this Pledge Agreement.
Section 21. Costs, Expenses and Taxes.
     Upon the occurrence of a Default, Pledgor agrees to pay on demand, all reasonable costs and expenses of Pledgee in connection with the Default including but not limited to reasonable attorneys’ fees, including appellate attorneys’ fees, and out-of-pocket expenses of legal counsel, independent public accountants and outside experts retained by Pledgee in connection with such Default, and all costs and expenses, including all reasonable attorneys’ fees, if any, in connection with the enforcement of this Pledge Agreement.
Section 22. Waiver of Jury Trial.
     Each Pledgor and Pledgee hereby waive any and all rights to a trial by jury in any action, proceeding, counterclaim or subsequent proceeding, brought by either Pledgor or Pledgee with respect to any obligation created under this Pledge Agreement, the Note, the Indebtedness Agreement, or any other Loan Documents (as defined in the Indebtedness Agreement) against any or all of the others on any matters whatsoever arising out of, or in any way related to this Pledge Agreement, the Note, the Indebtedness Agreement or any of the other Loan Documents.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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     IN WITNESS WHEREOF, the undersigned have executed this Security and Pledge Agreement as of the date first written above.

Wyndcrest Baby Universe Holdings II, LLC, a Florida limited liability company

By:	Wyndcrest Holdings, LLC,
a Florida limited liability
company, its manager

By:	Textor Ventures, Inc.,
a Florida corporation,
its manager

By:
Name:	John C. Textor
Its:	President

Address:

Wyndcrest BabyUniverse Holdings III, LLC, a Florida limited liability company

By:	Wyndcrest Holdings, LLC,
a Florida limited liability
company, its manager

By:	Textor Ventures, Inc.,
a Florida corporation,
its manager

By:
Name:	John C. Textor
Its:	President

Address:

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[SIGNATURES TO SECURITY AND PLEDGE AGREEMENT CONTINUED]

Lydian Private Bank

By:
Name:

Its:

Address:

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ANNEX TO SECURITY AND PLEDGE AGREEMENT
Identification of the Pledged Securities
Stock Owned by Wyndcrest II

Name of Issuer	Class	Certificate Number	Number of Shares
BabyUniverse, Inc.	Common	BU 0023	475,988 (“Existing Stock”)

BabyUniverse, Inc.	Common	BU95	83,470 (“Additional Stock”)
Stock Owned by Wyndcrest III

Name of Issuer	Class	Certificate Number	Number of Shares
BabyUniverse, Inc.	Common	BU 0025	1,028,624 (“Existing Stock”)

BabyUniverse, Inc.	Common	BU96	180,382 (“Additional Stock”)

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